SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number 0-24968

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended: JUNE 30, 1996

     [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

For the Transition Period Ended:______________________________

          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________
______________________________________________________________________________

                         Part I. Registrant Information

Full name of registrant THE SINGING MACHINE COMPANY, INC.

Former name if applicable

_______________________________________________________________________________

Address of principal executive office (Street and Number)
     1551 West Copans Road, Suite 100

City, State and Zip Code Pompano Beach, FL 33064

                        Part II. Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c) The accountant's statement or other exhibit required by
           Rule 12b-25(c) has been attached if applicable.

                              Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) SEE RIDER A

                                    RIDER A

     Due to changes in key management positions of the Company, there was a delay in submitting requisite financial data to the Company's Independent Auditors. This resulted in a delay in commencement of the audit of the Company's financial statements for the fiscal year ended March 31, 1996, which has in turn resulted in a delay in compiling financial data for the fiscal first quarter ended June 30, 1996.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

         Ms. Shelley Simmons                     (954)      968-8006 ext. 227
         -----------------------               -----------  -----------------
                 (Name)                        (Area code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      Form 10-KSB for fiscal year ended March 31, 1996         [ ] Yes   [X] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        THE SINGING MACHINE COMPANY, INC.
- --------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: AUGUST 13, 1996              By: /s/ EDWARD STEELE
                                       --------------------------------------
                                       Edward Steele, Chief Executive Officer


     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.